Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Commission File No.: 001-39791

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

THE FOLLOWING IS THE TEXT OF THE INTERVIEW WITH BRENT HANDLER (CHIEF EXECUTIVE OFFICER, INSPIRATO LLC) BY CHEDDAR NEWS, DATED JULY 26, 2021.

INTERVIEW TRANSCRIPT

Ken Buffa (KB): We bring in Brent Handler, CEO of Inspirato. He joins us now. Brent, good morning.

Brent Handler (BH): Good morning. Thanks for having me, Ken.

KB: Absolutely and congratulations. First off, I need to ask – for not only me but for my viewer – explain the concept behind Inspirato and why some are calling this the “Netflix of travel.”

BH: Sure. Inspirato is a luxury subscription travel company as you mentioned. We have two products. We have Club, which is $600 a month and then you pay for travel as you go. And then we have Pass, which is $2,500 a month, but you pay no nightly rates, taxes or fees and you choose from over, you choose from around 150,000 trips that’s on a list that you can select from any time. And the day you check out of a trip, you can book your next trip. And we have homes that we completely manage and control, so we’re not like a marketplace like Airbnb. These homes, we sign under long term lease and then we manage them, we take care of them, and we provide a branded, members only experience in those homes. We also have relationships with hotels, cruises and other types of experiences.

KB: So also in those packages, when it comes to booking and getting ready, you guys take care of all of that, no?

BH: We do. So it’s a very high level of service as you would expect so everyone of our subscribers has a dedicated team that takes care of them and their family. And if you actually travel to any of our homes, there’s an on-site concierge that takes care of all of the planning and all of the details while you’re there so you don’t have to worry about a thing except for having a great time.

KB: Down to the detail of keeping food in the refrigerator. Am I right?

BH: That’s right. We’ll go shopping for you, we’ll really kind of take care of everything. If you think about at a high level, when you rent a house on the internet, it’s a little bit like vacation roulette, and it works really well on the lower end, but on the higher end, where you really want to have a luxury vacation, everybody is used to what you would get at a Four Seasons hotel, but there really is no service and certainty with a home. You’re kind of like risking it every time and we believe our subscribes can’t afford a bad vacation so we take care of all of those details and make sure that the experience is exactly what you would expect if you checked into a Ritz Carlton, a St. Regis, a Four Seasons, an Aman Resort, but at a residence instead of a hotel.

KB: Alright. Let’s get to the business side of this. So why was now the ideal time to take the company public?

BH: We’re, you know, we are seeing unprecedented demand. Obviously, it was quite scary in March of 2020. It wasn’t really obvious how things would pan out, but once we got to last summer, it was pretty clear that the demand was coming back very, very quickly. So we know that we have an amazing subscription product and it’s time to invest. It’s time to play offense and going public and having access to public capital is really just the best avenue for us. We love our partners at Thayer Ventures. They have a real deep hospitality background, and we think that this, we think that this category of subscription travel and entertainment is a many multi-billion-dollar industry. We’re just at the forefront of it and it’s time to go invest and turn this into a very large business that lots and lots and lots of people can enjoy.

KB: So how will this deal help the company expand? You say that the interest is growing. Tell us a little bit about what you’ll do with this money and your plans for growth?

BH: Well, the primary, the primary avenue for growth is inventory. So everything about expanding the amount of homes that we have in our portfolio, growing the real estate acquisition team, growing the technology and the marketing that we use to bring people into our, into the company. We don’t own any of the real estate. All of the real estate is controlled by us on long-term lease so we have to find the people to lease the homes to us. That’s a really big part of it. And then Inspirato Pass, our subscription platform, is really in its infancy so investing in the technology and in the functions and features of making that better and better is the real right place to be using this capital.

KB: Now you mentioned before in March your company withstood the pandemic pretty well obviously, managing to generate positive cash flow. How did you manage the success as the travel industry lagged as a whole?

BH: Well, Inspirato is very unique in the travel sector. If you think about our business for a minute, we have subscription revenue, which is very high margin. It’s recurring. It’s predictable. People did not want to leave Inspirato during the pandemic. They were really looking forward to be able to travel again, so they stuck with us during the pandemic. And at the same time, our leases all had force majeure. Not all, but the vast majority of our leases had force majeure. So it was the combination of not having to pay lease expense and operating expenses on our inventory, but still receiving our high margin subscription revenue. The combination of those two things allowed us to be EBITDA profitable during the pandemic, which really was a surprise to us. We performed much better than we thought. The resiliency of the business model really came through.

KB: So what are some expectations for the travel industry coming this year, especially when it comes to luxury travel?

BH: Well, I think it’s pretty well documented that it’s, it’s just off the charts. I mean, not just for us, but categorically, luxury travel is amazing. We have our subscribers wanting to go to Europe. We have our subscribers wanting to go to the Caribbean. The vast majority of locations where high-net-worth travelers typically go are open, and we’ve seen, as I had mentioned, record forward booking, record occupancy and we don’t see that subsiding for really, we can’t see a time where there’s not going to be significant demand for luxury travel.

KB: I was going to say how has the pandemic changed the way we view luxury travel now?

BH: Well I think what’s happened is, traditionally, luxury travel had incredible, it had incredible compression. You think the obvious times. Christmas, New Year’s. Spring Break. President’s Week. Maybe July in Nantucket. What we’ve seen is that that demand, that demand curve has flattened a little bit and so now you’ll see people take a luxury vacation in September. They’re taking more vacations into April and May. The company this year platform wide averaged, I think, just over 88 percent system occupancy in the month of May, which is off the charts compared to any other type of occupancy that we had in the month of May in any other time in our history. I mean that includes places like Vail and Aspen, if you think about it, which are really their mud season. So what’s really, I think, changed forever, is that occupancy won’t be so spikey. And that’s better for consumers. It’s also better for luxury travel companies.

KB: Brent Handler, CEO of Inspirato. Thank you so much for joining us this morning. I appreciate it and have a nice travel, safe travels to you and to your customers.

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this document, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Business Combination Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (“SPACs”)) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Thayer intends to file with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.